UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period ended June 30, 2021

Rise Companies Corp.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on July 28, 2021, which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The consolidated financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a financial technology company that owns and operates a leading web-based and mobile application alternative asset investment platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment management is the future of investing in real estate and other alternative asset classes. Enabled by our proprietary technology, we leverage data and technology to lower the operating cost and improve the selection and performance of our investments. Through a vertically integrated infrastructure that automates the traditional processes of investment management and alternative asset investing, the Company aggregates investments from thousands of individuals to create the scale of an institutional investor on a single digital backbone and drastically lowers the marginal cost of each additional investor. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a superior web-based and mobile application experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from real estate and other alternative asset classes that have generally been closed to many investors.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (the “Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the SEC that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for the Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for the Sponsored Programs.
•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for the Sponsored Programs.

•	Certain unlaunched investment programs that are not yet being offered to investors.

The Company has sponsored the following investment programs as of June 30, 2021:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, Fundrise Balanced eREIT, LLC, Fundrise Growth eREIT VII, LLC, and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the eFund on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund”, the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”), that is offered through the Fundrise Platform.

•

Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act of 1940 (“40 Act”), as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

The eREITs, eFund, oFund and Flagship Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs”.

Since 2012, when we sponsored our first online investment, through June 30, 2021, we have originated approximately $1.98 billion in investments deployed across more than approximately $7 billion of real property and our investors have earned $124.7 million in dividends. As of June 30, 2021, the Sponsored Programs have total assets under management (“AUM”) of $1.7 billion with approximately 171,000 active investor accounts and 948,000 active users on the Fundrise Platform.

Our originations have increased over the most recent five-year period starting June 30, 2016 and ending June 30, 2021 from approximately $142.1 million to $1.98 billion, an impressive 69.4% compounded annual growth rate (“CAGR”).

As of June 30, 2021, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits until AUM through the Sponsored Programs is substantially larger.

Through the Fundrise Platform, we reduce upfront fees and costs to investors in the Sponsored Programs by eliminating high-fee broker-dealers and other intermediaries, while removing the double promote (where real estate and alternative fund sponsors receive a share of the profits in the distribution waterfall) common with alternative asset investments. Our direct online investment model allows us to more efficiently raise and invest capital than through conventional institutional avenues.

Other than our initial seed investments in each of the Sponsored Programs, we do not assume the long-term credit risk of the investments facilitated through and managed by the Fundrise Platform.

Our historical growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy which has allowed us to build and develop the various enterprise functions needed to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far failed to see value for our investors in compromising the long-term quality of our underwriting to pursue short-term measures that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets. This patent is currently pending.

•	In June 2012, to our knowledge, we invented online real estate investing when our co-founders sponsored the first ever online real estate offering under Regulation A (“Regulation A”) of the Securities Act (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million.

•	In June 2014, we introduced the Notes Program that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an “eREIT”TM), called Fundrise Real Estate Investment Trust, LLC.

•	In June 2016, we surpassed 100,000 users on the Fundrise Platform.

•	In October 2016, we surpassed $100 million in AUM in the Sponsored Programs.

•	In September 2017, we surpassed $200 million in AUM in the Sponsored Programs.

•	In July 2018, we surpassed 50,000 active investor accounts and 250,000 users on the Fundrise Platform.

•	In November 2018, we surpassed $500 million in AUM in the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In August 2019, we surpassed 100,000 active investor accounts and 500,000 users on the Fundrise Platform.

•	In January 2020, we surpassed $1 billion in AUM in the Sponsored Programs.

•	In February 2020, we launched the Fundrise Android mobile application.

•	In September 2020, we surpassed 150,000 active investor accounts on the Fundrise Platform.

•	In January 2021, we launched our Flagship Fund, an interval fund registered under the Investment Company Act of 1940.

•	In March 2021, we surpassed $1.5 billion in AUM in the Sponsored Programs.

•	In May 2021, we secured a $300 million credit facility from Goldman Sachs Bank to grow our single-family rental portfolio.

•	In July 2021, we lowered the investment minimum to $10 in our Flagship Fund, our lowest minimum investment ever.

•	In August 2021, we surpassed 1 million users on the Fundrise Platform.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of September 23, 2021, we had two hundred and thirteen (213) employees.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the finance, technology, real estate, or alternative asset industries generally. These risks are outlined under the heading “Risk Factors” contained in our most recent Offering Circular filed with the SEC on July 29, 2021, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, we were offering up to $50.0 million in common shares in any rolling twelve month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The Company intends to utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $102.9 million and $82.7 million, respectively, from settled subscriptions. Most recently, the Company qualified 3,576,000 additional common shares for sale pursuant to Regulation A as contained in our most recent Offering Circular filed on July 29, 2021.

As of June 30, 2021 we have sold 13,840,040 Class B common shares at varying prices as set forth below. The total number of shares of our Class B Common Stock qualified in our offering is 20,000,000.

Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645
July 28, 2017	5.50	699,880	3,849,340
January 27, 2018	6.00	649,781	3,898,686
May 22, 2018	6.30	240,589	1,515,711
July 23, 2018	6.60	522,878	3,450,995
October 19, 2018	6.90	814,870	5,622,603
January 31, 2019	7.30	1,073,630	7,837,499
May 3, 2019	7.67	457,748	3,510,927
July 26, 2019	8.05	1,029,649	8,288,674
October 18, 2019	8.45	864,499	7,305,017
January 21, 2020	8.87	814,948	7,228,589
July 17, 2020	9.09	1,738,062	15,798,984
February 17, 2021	9.54	1,557,297	14,856,613
April 28, 2021	10.90	492,080	5,363,672
Totals	—	13,840,040	$102,947,955

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimate is the most critical to aid in fully understanding our reported financial results, as it requires our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Intangible Assets – Internal-Use Software

Internal-use software is capitalized into an intangible asset when preliminary development efforts are successfully completed, it is probable that the project will be completed, and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has released several Accounting Standards Updates (“ASUs”) that may have an impact on our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees and management and advisory fees. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

Revenue

For the six months ended June 30, 2021 and 2020, respectively, our total revenue attributable to Rise Companies was approximately $15,111,000 and $6,218,000, representing a period-over-period increase of 143%. The increase was due to an increase in our primary revenue streams, origination and acquisition, and management and advisory fees.

Origination and Acquisition Fees

For the six months ended June 30, 2021 and 2020 respectively, our origination and acquisition fee revenue was approximately $7,763,000 and $1,433,000, representing a period-over-period increase of approximately 442%. The increase was caused by a resumption in origination and acquisition activity compared to prior period where the Company decreased its origination and acquisition activity due to the initial uncertainty caused by the COVID-19 outbreak in the United States.

Management and Advisory Fees, Net

For the six months ended June 30, 2021 and 2020, respectively, net management and advisory fees earned by Fundrise Advisors were approximately $6,164,000 and $4,454,000, representing a period-over-period increase of approximately 38%. The increase was caused by growth period-over-period in AUM of the Sponsored Programs as our fee structure remained unchanged.

Other Operating Revenue

For the six months ended June 30, 2021 and 2020, respectively, other operating revenue earned was approximately $1,184,000 and $331,000 representing a period-over-period increase of approximately 258%. The increase was primarily caused by the gain associated with the deconsolidation of the Flagship Fund.

Expenses

Our operating expenses consist of marketing, origination and servicing, engineering and product development, and general, administrative and other expenses.

 Marketing

Marketing expenses consist primarily of engagement and enrollment of investors in the Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing team.

Marketing expense was approximately $22,552,000 and $6,211,000, for the six months ended June 30, 2021 and 2020, respectively, an increase of 263%. The Company resumed its marketing strategy towards growth in 2021 compared to its shift in strategy in response to the initial uncertainty caused by the COVID-19 outbreak in the United States in 2020.

Origination and Servicing

Origination and servicing expenses consist of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from or joint-venture partners with the Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was approximately $2,376,000 and $1,838,000, for the six months ended June 30, 2021 and 2020, respectively, an increase of 29%. The increase was primarily due to an increase in headcount period-over-period in our real estate team.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits for our software engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.

Engineering and product development expense was approximately $3,188,000 and $1,639,000, for the six months ended June 30, 2021 and 2020, respectively, an increase of 95%. The increase was driven by an increase in headcount period-over-period in our software engineering and product management teams.

We capitalized approximately $2,289,000 and $2,102,000, for the six months ended June 30, 2021 and 2020, respectively, in software development costs.

General, Administrative and Other

General, administrative and other expenses consist primarily of facilities and office expenses, professional fees, depreciation and amortization expense, and other expenses which primarily consists of salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, expenses related to the start-up and administration of the Flagship Fund, and other miscellaneous expenses.

Facilities and office expense was $1,216,000 and $1,182,000, for the six months ended June 30, 2021 and 2020, respectively, an increase of 3%.

Professional fee expense was $1,719,000 and $528,000, for the six months ended June 30, 2021 and 2020, respectively, an increase of 226%. The increase was largely due to additional professional fees paid related to our increase in headcount.

Depreciation and amortization expense was $903,000 and $922,000, for the six months ended June 30, 2021 and 2020, respectively, a decrease of 2%.

Other general and administrative expense was $5,900,000 and $2,993,000, for the six months ended June 30, 2021 and 2020, respectively, an increase of 97%. The increase was primarily due to an increase in headcount in our accounting, legal, and operations teams period-over-period and start-up and administration costs of the Flagship Fund, which started operations in January 2021. The start-up and administration costs of the Flagship Fund may be recouped pursuant to certain expense limitation agreements.

Notes Program

On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds, bringing the Notes Program to an end.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our investment acquisition capabilities, enhancing our technology infrastructure, expanding our product and feature offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our marketing, engineering and product development, and origination and servicing expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Real Estate Originations

We originate the Sponsored Programs’ real estate investments through our vertically integrated real estate investment platform. We generate revenue from origination and acquisition fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our platform, credibility of our brand, scale of our business, strength of our network effect, and the economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, the results of our continued investment in our real estate operating platform, investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment acquisitions include the interest rate and economic environment, the continued effects of the COVID-19 pandemic on the United States and elsewhere, the competitiveness of our cost of capital, the success of our operational efforts to leverage technology to improve the investment execution, our ability to develop new products or enhance existing products for real estate operations and investors, the success of our marketing initiatives, of our development of relationships with real estate operators, and of our ability to acquire and retain investors.

Investors provide the equity capital into the Sponsored Programs through the use of the Fundrise Platform. Our model is built specifically to leverage the economies of scale created by the internet to cut fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated platform transforms the real estate origination, underwriting, operations, investment processing, and servicing, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through June 30, 2021, we have financed our operations primarily through the issuance of equity securities. As of June 30, 2021 and December 31, 2020, respectively, we had cash and cash equivalents of approximately $28.4 million and $30.8 million.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of June 30, 2021 and December 31, 2020, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2021 and the time of this filing.

Fundrise LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing round, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to support assets originated and facilitated by the Fundrise Platform and to support the growth of the Company overall.

Corporate Debt

As of June 30, 2021 and December 31, 2020, we had corporate debt payable of approximately $2.8 million. In April 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan (the “PPP Loan”) under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in the principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). We received the full loan amount on April 27, 2020.

As explained more fully in Note 10, Loans Payable – PPP Loans Payable, according to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if certain conditions are met. In July 2021 we applied for such forgiveness.

Outlook and Recent Trends

The Company is encouraged by both the performance of the managed real estate assets held by its Sponsored Programs and by its own ability to navigate and continue to grow throughout the economic upheaval and public health crisis brought on by the COVID-19 pandemic that has caused many businesses to radically shift their operations during a majority of 2020 and 2021. The Company has continued to see strong performance especially in the Flagship Fund, which invested more than $264 million into real estate across a diversified portfolio of multifamily apartment, single-family rental, and industrial asset classes in the first half of 2021.

The Company has regained its pre-pandemic growth momentum, achieving a 64% CAGR for the semi-annual period beginning January 2021. With just our progress in 2021, the Company has already set new records with multiple largest ever fundraising months for the Sponsored Programs. It has been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. According to the Deloitte Center for Financial Services, the vast majority of new wealth creation in the United States will come from Generation X and Millennials, who will increase from approximately 28% in 2020 to 47% in 2030 of all wealth in the United States. Fundrise is well positioned to become the go-to platform for the rising generations to invest in the real estate industry and other alternative asset classes, and to leverage data and technology in its efforts to empower and center the individual as the key stakeholder in the financial services markets.

Since the start of 2021, the Company has continued to build on our products and improve the overall platform, most notably:

•	In January, the introduction of the Flagship Fund, a registered 40 Act interval fund, has enhanced our proprietary fund infrastructure, enabling the creation of a unified flagship strategy. We believe the Flagship Fund will power the core of our investors’ portfolios going forward by reducing the overall impact of short-term cash drag on investor returns and also provide the potential for greater portfolio diversification over the long run.

•	The Flagship Fund’s co-investment vehicle has secured a credit facility from Goldman Sachs Bank (NYSE:GS), which enables such vehicle to borrow up to $300 million against the value of our single-family rental portfolio.

•	We have built up the single-family rental home portfolio held by the Sponsored Programs to a total of 452 homes across nineteen communities and expect to close in excess of 1,000 homes in total by the end of this fiscal year. Our goal is to create a portfolio of homes that can achieve operating economies of scale, generating consistent income, while at the same time positioning the Sponsored Programs to capture what we believe will be outsized price appreciation thanks to the confluence of demographic factors driving demand for affordably-priced rental homes.

•	We upgraded key software infrastructure, operations, and services to allow for greater scale, leading to us lowering the minimum investment on the platform to $10 in July.

Looking back since the start of the COVID-19 pandemic, in a period with so many unexpected challenges, we believe we have not only established ourselves as the clear leader in the space, but continue to innovate rapidly and distance ourselves from the rest of the pack.

While success is never guaranteed, together with our renewed focus on expanding overall awareness of our brand, we believe these key initiatives have allowed us to recover our momentum and put us on track to build a world class data and technology enabled alternative asset investment platform.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements”, please see Note 15, Related Party Transactions in our consolidated financial statements.

Item 2: Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller relinquished his roles as principal financial officer and principal accounting officer of the Company following his resignation as Interim Chief Financial Officer of the Company. Mr. Miller remains the Chief Executive Officer and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch assumed the roles of principal financial officer and principal accounting officer of the Company following her appointment as Chief Financial Officer of the Company.

Item 3: Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF RISE COMPANIES CORP. (UNAUDITED)

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	June 30, 2021 (Unaudited)	December 31, 2020 (*)
ASSETS
Current assets:
Cash and cash equivalents	$28,441	$30,834
Restricted cash	80	57
Receivables from Sponsored Programs	5,006	4,138
Notes receivable from Sponsored Programs	-	1,050
Real estate debt investments and PIK interest, net	-	8,328
Other current assets	3,000	1,503
Total current assets	36,527	45,910
Investments in Sponsored Programs	2,624	2,475
Property and equipment, net	319	226
Intangible assets, net	10,998	9,559
Other assets	414	1,530
Total assets	$50,882	$59,700

LIABILITIES
Current liabilities:
Accounts payable	$3,573	$1,878
Accrued expenses	2,292	494
Due to investors	299	519
Notes payable and PIK interest	-	7,845
Loans payable, current	2,794	2,447
Other current liabilities	271	289
Total current liabilities	9,229	13,472
Loan payable, non-current	-	1,397
Other liabilities	1,430	1,432
Total liabilities	10,659	16,301

Commitments and contingencies (Note 16)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,887,359 shares issued and 2,454,394 shares outstanding	-	-
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 13,840,000 shares issued and 13,458,849 shares outstanding, 11,790,663 shares issued and 11,481,550 shares outstanding, respectively	1	1
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding	-	-
Additional paid-in capital	128,602	109,010
Accumulated deficit	(98,384)	(75,654)
Total stockholders’ equity before non-controlling interests	30,221	33,359

Non-controlling interests in consolidated entity	10,002	10,040
Total stockholders’ equity	40,223	43,399
Total liabilities and stockholders’ equity	$50,882	$59,700

*	Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Six Months Ended June 30, 2021 (Unaudited)	Six Months Ended June 30, 2020 (Unaudited)
Operating revenue
Origination and acquisition fees	$7,763	$1,433
Management and advisory fees, net	6,164	4,454
Other operating revenue	1,184	331
Total operating revenue	15,111	6,218

Operating expenses
Marketing	22,552	6,211
Origination and servicing	2,376	1,838
Engineering and product development	3,188	1,639
General, administrative and other	9,738	5,625
Total operating expenses	37,854	15,313

Net operating income (loss)	(22,743)	(9,095)

Other income (loss)
Equity in earnings (losses)	66	-

Net income (loss)	(22,677)	(9,095)

Net income attributable to non-controlling interests	53	30
Net income (loss) attributable to Rise Companies Corp.	$(22,730)	$(9,125)

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted net earnings (loss) per share*	$(0.92)	$(0.42)
Weighted average shares of common stock - Basic and diluted	24,830,290	21,986,973

* Basic and diluted earnings (loss) per share amounts pertain to each class of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(Amounts in thousands, except share data)

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2020	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	11,481,550	$1	$109,010	$(75,654)	$10,040	$43,399
Stock-based compensation	-	-	-	-	-	-	-	-		-	1	-	-	1
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	2,049,377	-	20,220	-	-	20,220
Redemption of Class B Common Stock	-	-	-	-	-	-	-	-	(72,078)	-	(560)	-	-	(560)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(69)	-	-	(69)
Distribution of Member’s Equity of NCI	-	-	-	-		-	-	-	-	-	-	-	(91)	(91)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(22,730)	53	(22,677)
Balance at June 30, 2021	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	13,458,849	$1	$128,602	$(98,384)	$10,002	$40,223

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2019	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262
Stock-based compensation	-	-	-	-	-	-	-	-		-	389	-	-	389
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	814,948	1	7,229	-	-	7,230
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(110)	-	-	(110)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(9,125)	30	(9,095)
Balance at June 30, 2020	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,922,803	$1	$94,065	$(63,350)	$9,958	$40,676

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(22,677)	$(9,095)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Stock-based compensation	1	389
Depreciation and amortization	903	922
Accretion of deferred loan fees and costs	-	(8)
Equity in (earnings) losses	(66)	-
Dividend received from Sponsored Programs	44	-
Change in assets and liabilities:
Other assets	(390)	879
Accounts payable and other changes in liabilities	3,473	(1,714)
Receivables from Sponsored Programs	(868)	(2,040)
Notes receivable from Sponsored Programs	1,050	(2,000)
Interest receivable	2,328	-
PIK interest payable	(1,845)	(145)
Net cash provided by (used in) operating activities	(18,047)	(12,812)
Cash flows from investing activities
Additions to intangible assets	(2,298)	(2,111)
Purchases of property and equipment, net	(138)	(71)
Principal payments from real estate debt investments	6,000	-
Distribution of capital from Sponsored Programs	18	88
Investments in Sponsored Programs	(135)	(10)
Net cash provided by (used in) investing activities	3,447	(2,104)
Cash flows from financing activities
Distribution to non-controlling interests	(91)	-
Proceeds from the issuance of Class B common stock, net of offering costs	20,151	7,119
Redemptions of Class B common stock	(780)	(116)
Principal payments on notes payable	(6,000)	-
Loan payable	(1,050)	2,794
Net cash provided by (used in) financing activities	12,230	9,797
Net increase (decrease) in cash and cash equivalents	(2,370)	(5,119)
Cash, restricted cash and cash equivalents, beginning of period	30,891	29,292
Cash, restricted cash and cash equivalents, end of period	$28,521	$24,173

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$150

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a financial technology company, that owns and operates a leading web-based and mobile application direct investment platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for the Sponsored Programs.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for the Sponsored Programs.

•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for the Sponsored Programs

•	Certain unlaunched investment programs that are not yet being offered to investors.

The Company has sponsored the following investment programs, as of June 30, 2021:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, Fundrise Balanced eREIT, LLC, Fundrise Growth eREIT VII, LLC, and Fundrise Balanced eREIT II, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the eFund on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform.

•

Fundrise Real Estate Interval Fund, LLC (“Flagship Fund”) is a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

The eREITs, eFund, oFund and Flagship Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs”.

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1- SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted. Certain amounts in the prior period’s Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current period presentation.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited consolidated financial statements filed on Form 1-K. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and June 30, 2020, respectively, and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a variable interest entity (“VIE”). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. All significant inter-entity transactions and balances of consolidated entities have been eliminated.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used for qualified health expenses, and therefore are separately presented on our balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at historical cost less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term (excluding renewal periods) or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 8, Property and Equipment, Net, for more detail.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. See Note 9, Intangible Assets, Net, for more detail on internal-use software as of June 30, 2021 and December 31, 2020.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market price of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See Note 9, Intangible Assets, Net, for more detail. on internal-use software as of June 30, 2021 and December 31, 2020.

Deferred Costs of Sponsored Programs

Certain offering and other deferred costs (“Deferred Costs”) of the Sponsored Programs are initially paid by Fundrise Advisors on behalf of each Sponsored Program. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has decided that the eREITs and eFund will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum of $10.00 per share (the “Hurdle Rate”). Once the eREIT or eFund has reached a net asset value (“NAV”) per share greater than the Hurdle Rate, it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs, whether incurred before or after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV per share to drop below the Hurdle Rate as a result.

Deferred Costs for launched eREITs and the eFund are included in Other current assets on the consolidated balance sheets. See Note 7, Other Current Assets for more detail.

Deferred Costs of the Flagship Fund are not subject to the Hurdle Rate. Fundrise Advisers may seek recoupment from the Flagship Fund of any contractual or voluntary fee waivers or expense reimbursements if recoupment by the Fundrise Advisers (a) occurs within thirty-six months after the date of the waiver/reimbursement and (b) does not cause the Flagship Fund’s operating expenses to exceed the lesser of the contractual expense limitation amount in effect at the time of the waiver/reimbursement or at the time of the recoupment. Certain organizational costs of the Flagship Fund were expensed by Fundrise Advisors in the consolidated statements of operations as of December 31, 2020, due to it being a consolidated entity. As of January 4, 2021, the Flagship Fund was deconsolidated after it launched on the Fundrise Platform. These organizational costs were reversed upon deconsolidation and as of June 30, 2021 are considered due and receivable to the Company, subject to the contractual expense cap.

Deferred Costs for the Flagship Fund are considered current and are included in Other current assets.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were Real Estate Loans made by Fundrise Lending and held by the Trust related to corresponding Notes. To maximize the value of the Notes, the Company intended to hold all Notes until the stated maturity date. Since management had the positive intent and ability to hold the Notes to maturity, they were classified and valued as held to maturity. Accordingly, these assets were carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans were deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue. See Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program for more detail.

Revenue Recognition

Origination and Acquisition Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees are typically up to 2.0% of the aggregate loan amount. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees are typically up to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the diligence performed when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

Management and Advisory Fees, Net

Management fees are earned by Fundrise Advisors from the Sponsored Programs for investment management services provided. Fundrise Advisors generally assesses these fees on a quarterly basis from each Sponsored Program that it manages. The management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and depending on the management agreement, once waived, may no longer be collectible or may be recouped pursuant to certain contractual expense limitation agreements between Fundrise Advisors and the respective Sponsored Program.

Advisory fees are earned by Fundrise Advisors from individual investors for providing services with respect to the portfolio investment plans, auto-investment plans, and dividend re-investment plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Management and advisory fees are accounted for as contracts with customers. Fundrise Advisors typically satisfies the performance obligations to provide management and advisory services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Advisors expects to be entitled in exchange for transferring the promised services in each instance. Management and advisory fees earned represent variable consideration because the consideration Fundrise Advisors is entitled to varies based on fluctuations in the basis for the management and advisory fees, for example fund net assets for management fees and AUM for advisory fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these management and advisory fees are payable on a regular basis (typically quarterly) and the basis is fixed.

Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2021 and June 30, 2020, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of June 30, 2021 and December 31, 2020, respectively, the value of the deferred tax asset, net of the valuation allowance, was $0.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance was intended to be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. In June 2020, FASB voted unanimously to delay the effective date further as a response to the COVID-19 pandemic. The standard will now be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of Accounting Standards Codification (“ASC”) 740, Income Taxes, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

3.            Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average share of common stock outstanding.

4.            Real Estate Debt Investments and Related Notes Payable of the Notes Program

Real Estate Debt Investments

We previously invested in forty-three debt investments via the Notes Program, all of which have been repaid in full as of June 30, 2021.

As of December 31, 2020, the Company had one unpaid note with outstanding principal and accrued interest of $6.0 million and $2.3 million, respectively, which was secured by the underlying property of the real estate debt investment. On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds, bringing the Notes Program to an end.

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased project-dependent notes issued by the Trust through the Notes Program and that were related to specific underlying loans for the benefit of the investor. The Notes therefore were recorded as a corresponding liability to the loan asset. As a result of the repayment of the real estate debt investment outlined above, we paid $6.0 million notes payable and $1.9 million in accrued interest to the related note holders.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, and loans payable. As of December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payment in kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and a recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2020, management estimated the fair value of our real estate debt investments including PIK interest, to approximate the carrying cost. As discussed in Note 4, Real Estate Debt Investments and Related Notes Payable of the Notes Program, as of June 30, 2021 we no longer have any real estate debt investments.

6.             Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of June, 30, 2021 and December 31, 2020, the Investments in Sponsored Programs totaled $2,624,000 and $2,475,000 respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

7.             Other Current Assets

Other current assets consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Deferred costs	$948	$460
Prepaid expenses	997	651
Dividends receivable	28	34
Advisory fees receivable	361	300
Other	666	58
Total other current assets	$3,000	$1,503

8.             Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Computer equipment	$517	$380
Furniture and fixtures	7	7
Total property and equipment	524	387
Less: accumulated depreciation	(205)	(161)
Total property and equipment, net	$319	$226

Depreciation expense on property and equipment was approximately $44,000 and $83,000 for the six months ended June 30, 2021 and 2020, respectively.

In November 2020, the Company’s lease at 1601 Connecticut Ave NW, Washington, DC, ended and the leasehold improvements associated with it were no longer in use. As a result, the Company removed $398,000 of leasehold improvements and $398,000 of accumulated depreciation for the year ended December 31, 2020.

No property or equipment assets were impaired as of June 30, 2021 and December 31, 2020.

9.            Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Internal-use software	$16,367	$14,078
Patents, trademarks, and domain	324	315
Total intangible assets	16,691	14,393
Less: accumulated amortization	(5,693)	(4,834)
Total intangible assets, net	$10,998	$9,559

No intangible assets were impaired as of June 30, 2021 and December 31, 2020.

Amortization expense of intangible assets for the six months ended June 30, 2021 and 2020, respectively, was approximately $859,000 and $839,000.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2021 is as follows (in thousands):

Six months ending June 30,	Future Amortization Expense
2021	$1,121
2022	1,910
2023	1,607
2024	824
2025	272
Thereafter	30
Total	$5,764

Certain intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2021	December 31, 2020
Internal-use software in process	$5,064	$5,302
Patents and domain	171	163
Total carrying value not subject to amortization	$5,235	$5,465

10.          Loans Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. The PPP Loan matures in two years.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the Company applies for and the SBA issues a determination on the forgiveness, future annual minimum loan payments are anticipated to be approximately $1.4 million for 2021 and $1.4 million for 2022.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Note.

As of June 30, 2021, the PPP Loan has accrued interest of $33,000. As of December 31, 2020, the PPP Loan had accrued interest of $19,000.

In July 2021, the Company applied for forgiveness of the PPP Loan with our Lender. See Note 17, Subsequent Events, for more information.

Short Term Notes Payable

In November 2020, we engaged in short term lending on a limited basis raising funds in the form of short term notes (“Short Term Notes”) from accredited investors on the Fundrise Platform, raising $1,050,000, and lending these funds to certain Sponsored Programs. The Short Term Notes are included in loans payable, current on the consolidated balance sheet at December 31, 2020. As of December 31, 2020, the Short Term Notes program had accrued interest of $3,000, which was included in other current liabilities on the consolidated balance sheets.

In February 2021, the Short Term Notes matured and were paid back in full with interest to the investors.

11.          Other Liabilities

Other liabilities consist of the following (in thousands):

	June 30,	December 31,
	2021	2020
Deferred rent	$1,184	$1,185
Deferred compensation payable	243	243
Other	3	4
Total other liabilities	$1,430	$1,432

12.          Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted stock grants, restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of June 30, 2021 and December 31, 2020. The Company has issued RSGs, RSUs, and RSOs as of June 30, 2021.

The RSGs issued and outstanding generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The Company recognized approximately $387,000 of stock-based compensation expense related to RSGs issued in prior years during the period ending June 30, 2020. As of June 30, 2021 and December 31, 2020, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. There were zero stock options forfeited for the periods ended June 30, 2021 and 2020. During the periods ending June 30, 2021 and 2020, respectively, 1,166 and 3,250 stock options vested. The Company recognized approximately $1,000 and $2,000 of stock-based compensation expense related to RSOs during the periods ended June 30, 2021 and 2020, respectively. As of June 30, 2021 and 2020, respectively, total unrecognized compensation cost was approximately $0 and $4,000.

RSUs issued through June 30, 2021 and December 31, 2020 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

As of June 30, 2021 and December 31, 2020, 7,192,100 RSUs were authorized to be issued. The Company issued 1,484,421 and 489,970 RSUs for the periods ended June 30, 2021 and 2020, respectively. There were 146,635 and 317,500 RSUs forfeited for the periods ended June 30, 2021 and 2020, respectively. During the periods ending June 30, 2021 and 2020, respectively, there were 388,825 and 182,761 RSUs that met the time-based criteria for vesting.

 A summary of RSUs at June 30, 2021 and December 30, 3020, is as follows:

	June 30,	December 31,
	2021	2020
Issued	4,427,291	2,942,870
Outstanding	3,868,815	2,505,496
Forfeited	558,476	437,374

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during the periods ended June 30, 2021 and 2020.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. For the six months ended June 30, 2021 and 2020, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $669,000 and $233,000 respectively.

13.          Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480, Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2021 and December 31, 2020, respectively, we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

As of June 30, 2021 and December 31, 2020, there were 2,887,359 shares issued and 2,454,394 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2021 and December 31, 2020 respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of June 30, 2021 and December 31, 2020, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of June 30, 2021, 20,000,000 shares have been authorized as Class B Common Stock. As of June 30, 2021 and December 31, 2020 respectively, there were 13,840,040 and 11,790,663 shares of Class B Common Stock issued and 13,458,849 and 11,481,550 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014, we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14.          Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP that we have a controlling financial interest. NCI for the periods ended June 30, 2021 and December 31, 2020, respectively, were $10,002,000 and $10,040,000. Substantially all of the assets in the limited partnership are held as cash.

15.          Related Party Transactions

Other than disclosed elsewhere in the Notes to the Consolidated Financial Statements, the following related party transactions are disclosed:

Investments in Notes Program and Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemption, where applicable) were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Series A Preferred Stock Financing

The following table summarizes the Series A Preferred stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of
	Series A Preferred	Total Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller(2)	207,864	455,222
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(3)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Daniel Miller initially acquired 249,557 shares for $545,825. In 2020 Daniel Miller sold 41,693 of his Series A Stock to a third party.

(3)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

National Commercial Real Estate Trust Promissory Notes

On November 23, 2020, the Company as the lender entered into five separate promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as each of the borrowers. The principal of each note was $210,000 with a duration of three months and a simple interest rate of 3%. The principal balance total is $1,050,000 and is included in Notes Receivable from Sponsored Programs and the accrued interest on the notes is included in Receivables from Sponsored Programs on the accompanying consolidated balance sheet as of December 31, 2020. These loans were made from the Trust in concert with receipt of proceeds from investors of the Short Term Notes and each of the borrowers above used the loan proceeds to finance their operations in the short term. These notes and any accrued interest were paid off in full to the Trust on February 23, 2021.

16.          Commitments and Contingencies

Operating Leases

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for our current office space (located at 11 Dupont Circle NW, 9th Floor). The Company moved to this location in June 2019.

Facilities expense for the periods ended June 30, 2021 and 2020, respectively, was approximately $475,000 and $578,000. We have pledged approximately $363,000 as security deposits in connection with these lease agreements.

Our future minimum lease payments for the lease is as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2021	$485
2022	983
2023	1,008
2024	1,033
2025	1,059
Thereafter	5,303
Total	$9,871

Liquidation Support Agreement – Fundrise Equity REIT, LLC

In 2015, to mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at June 30, 2021, or December 31, 2020. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

17.          Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through September 23, 2021, which was the date the consolidated financial statements were available to be issued.

PPP Loan Forgiveness

On July 8, 2021, the Company, through its Lender, applied for forgiveness of the PPP Loan offered by the SBA in the principal amount of $2,793,800. On September 10, 2021, the Company was informed, through its Lender, that the forgiveness application had been passed to the SBA by its Lender. The eligibility for the PPP Loan, expenditures that qualify toward forgiveness, and the final balance of the PPP Loan that may be forgiven are subject to audit and final approval by the SBA. The Company is uncertain as to the timing and determination of forgiveness by the SBA.

eREIT Merger

On August 2, 2021, Fundrise Growth eREIT V, LLC merged with and into Fundrise Growth eREIT 2019, LLC, which has been renamed Fundrise Development eREIT, LLC.

iPO Proceeds

Effective August 16, 2021, the offering price per share of the Company’s Class B Common Stock increased from $10.90 to $11.44 with a new subscription period opening on August 26, 2021. Since the opening of this subscription period through the date of this filing, we have raised approximately $8.8 million.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on January 31, 2020)
2.2*	Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on January 20, 2017)
3.1*	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.1 to the Company’s Form 1-A filed on December 29, 2016)
3.2*	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.2 to the Company’s Form 1-A filed on December 29, 2016)
4.1*	Form of Subscription Agreement (included in the Offering Circular filed on July 29, 2021 as Appendix A and incorporated herein by reference)
5.1*	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 5.1 to the Company’s Form 1-A filed on December 29, 2016)
6.1*	Special Indemnity Letter Agreement, by and between Rise Companies Corp. and Renren Lianhe Holdings, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on December 29, 2016)
6.2*	2014 Stock Option and Grant Plan (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on December 29, 2016)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on September 23, 2021.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	September 23, 2021
Benjamin S. Miller	(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer	September 23, 2021
Alison A. Staloch	(Principal Financial Officer and Principal Accounting Officer)